Mail Stop 3-9										April
29,
2005

Gary Jacob
Chief Executive Officer
Callisto Pharmaceuticals, Inc.
420 Lexington Avenue, Suite 1609
New York, NY 10170

Re:	Callisto Pharmaceuticals, Inc.
	Registration Statement on Form S-3
      Filed April 5, 2005
	File Number 333-123863

 Dear Mr. Jacob:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.
2. We note that your 10-KSB indicates that your public float exceeds
$40 million. Please provide us with an analysis supporting the Company`s decision to file a Form 10-KSB instead of a 10-K. We note that the float disclosed on the prior 10-K was nearly $70 million."
3. Please include page numbers on the filing.

Form S-3
Summary
4. Please consider presenting this information using more simple language that investors will understand. As a few examples only, terms such as "osteolytic bone disease," "anthracycline," "refractory," and similarly complex terms should be replaced with more simple terms or defined the first time they are used so that investors can easily understand your disclosure. Please review the section and the risk factors and revise the section accordingly.
5. We note your use of the term "Phase I/II" regarding your recently completed and currently ongoing clinical trials regarding your two respective products. The use of the term "Phase I/II" should only be used if your trial met all the FDA requirements for a Phase II study.
Please tell us whether or not your Phase I/II trial met all of the requirements of Phase II clinical trials. We note that Phase II trials typically involve administering the product under development to 100-300 participants, allowing for the evaluation of the effectiveness of the drug and determining the short-term side effects and risks. Has the FDA agreed that your respective studies were designed to meet the requirements of Phase II trials? For any of your studies not designed to meet all requirements of FDA approved Phase II clinical trials, please delete the references to "Phase I/II," replace the references with the term "Phase I" and explain that the trials are designated to provide information related to the efficacy, not the effectiveness, of the product candidate. This comment also applies to your references to "Phase II/III" throughout the prospectus.
Recent Developments
6. Please explain what you mean by "IRB approval."

Risk Factors
7. When disclosing a risk factor, you should customize it with specific reasons why you may be exposed to a particular risk so as to make the disclosure more meaningful. As one example only, the disclosure in "If our agreements with ANORMED or the University of Texas...," you should expand and customize the risk factor to disclose whether there are any facts or circumstances that could cause you to miss a payment or otherwise have either of these agreements terminated, rather than generically referring to their possible termination because of a missed payment.

Please review all of your risk factors to ensure that your disclosure is customized for the Company and is as specific as possible. In your response letter, please identify all places where revisions are made in response to this comment.
8. In your heading, please eliminate the sentence "the risks described below are not the only ones affecting us." All material risk factors should be disclosed.

"We have incurred significant losses..."
9. Please update your financial data in this risk factor to include numbers for the first quarter of this year.

"We will need to raise substantial additional capital..."
10. Please disclose the amount of cash you expend on a monthly basis.
If there is a significant variability, please include a range.

"Delays in clinical testing..."
11. Please disclose any delays you have experienced in clinical trials to this point.

"The commercial success of our products..."
12. To the extent that there are facts or circumstances that would support the concerns set forth in the bullet points in this section, please disclose those facts in this risk factor.

"If our product candidates are unable to compete effectively..."
13. If there are any products on the market or in development that would be competitive with your products, please describe those products and disclose any advantages that those products might have relative to your products.

"We may need others to market and commercialize our product candidates..."
14. Please disclose if you have any current plans to enter international markets.

"If the FDA does not approve our contract manufacturers` facilities..."
"We rely upon third parties to conduct clinical trials..."
15. Currently, this risk factor describes the potential problems associated with collaborations. However, if the Company is currently dependent upon collaborators in a material way (such as the third party manufacturers and clinical trial providers you describe in a subsequent risk factor), this risk factor should also discuss the risks associated with that dependence. You should describe the specific collaboration upon which you are dependent so that investors can understand the dependence and the risks associated with losing the collaboration. You should also describe the alternatives the Company would face if the collaboration were lost.

"If we fail to attract and keep senior management..."

16. To the extent that you have experienced problems attracting and retaining key personnel in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

"If we fail to acquire and develop..."
17. Please disclose whether acquisitions are a material component of your business model or business strategy and also disclose whether the Company has any current intentions to acquire another company.

"We will need to increase the size of our organization..."
18. Please disclose the number of new employees that the Company plans to hire to fulfill its strategy for the next two years.
19. In addition, you indicate that you will broaden expertise and extend manufacturing capabilities. Please expand this discussion to disclose specifically what your plans are in these regards. "Risks related to our intellectual property"

20. With respect to your concerns regarding intellectual property, please disclose what intellectual property that you possess and any specific concerns that you may have, either with regard to invalidation or claims that you have infringed upon the rights of others.

21. Please disclose when your material patents will expire.

Risks associated with our common stock
"We are at risk of securities class action litigation"
22. To the extent that there are any facts or circumstances that might indicate that a party is considering bringing a class action suit against the company or if one has been filed, disclose those facts in this risk factor.

Selling Securityholders
23. We call to your attention the requirements of Form S-3 with respect to the information required by Item 507 (selling shareholders). We note that certain entities listed as selling shareholders in the Selling Securityholder Table may be broker-dealers that have obtained the shares other than as compensation for services. In that event, such selling shareholders are deemed underwriters under the Securities Act of 1933. In that case, please revise your registration statement to include those parties as an underwriter in the section titled "Plan of Distribution" and in such other places that would be appropriate. Furthermore, if there are affiliates of broker-dealers identified as Selling Shareholders, they should be identified as such and your disclosure should be revised to include the following representations: (i) the Selling Shareholder purchased in the ordinary course of business and (ii) at the time of the purchase, the Selling Shareholder had no agreements or understanding to distribute securities.
24. Please disclose the natural persons who have dispositive control over the shares held by The Pharmaceutical/Medical Technology Fund,
Atlas, Alexandra and the 2 Orion entities.

Exhibits
25. Please file your legal opinion and any other exhibits that need to be filed as soon as possible.

Signatures
26. On the signature page, please include the signature of the Chief
Accounting Officer.

FORM 10-K for the period ending December 31, 2004
General
27. Please amend your Form 10-K in response to the following comments. In addition, please note that our foregoing comments should also be considered when amending the 10-K.

Item 1.  Description of Business, p.3
28. In view of the fact that neither of your lead products has been
approved by the FDA and that both are currently in clinical trials only, please do not assert that the Company`s products are safe or effective. As one example only, in your description of each product, you state your belief that Annamycin "is effective against several
different in vivo tumor models..."   Please delete such statements
throughout the registration statement and limit your discussion to what was observed and measured.
29. To the extent that you are substantially dependent on any third party for services, please describe the material terms of your agreements with them in your Business section and file your contracts with them as exhibits to the registration statement. With respect to any third party collaborators, please disclose the approximate number of parties performing these services and discuss the obstacles you would encounter if you were required to replace any party. Please also disclose the term and termination provisions for each such agreement.
30. Please disclose the identity of the party licensing patents disclosed in this section. Additionally, describe the material terms of each of the licensing agreements, including:
* Total amounts and types of payments paid to date;
* Existence of royalty provisions;
* Aggregate potential milestone payments;
* Expiration date;
* Termination provisions; and
* Material rights and obligations of each party to these agreements.

Completed Clinical Studies, p.4
31. In your discussion of clinical trials, you should introduce the discussion with disclosure describing what will be required to demonstrate through larger-scale clinical trials that these product candidates are safe and effective for use in a diverse population before you can seek regulatory approvals for their commercial sale.
For example, if Phase III trials need to be conduced with 200-300 people, you should state this fact explicitly so that investors can understand the results of your test on 13 patients in its appropriate context. You should describe such requirements as they apply to each of the facts that you state regarding the results. We may have further comments on your disclosure.

Propriety Rights, p. 7
32. Please disclose when your material patents will expire.

Management`s Discussion and Analysis, p. 18
33. Currently, your MD&A Overview discusses cumulative losses and your recent private placement. In a recent release called "Commission Statement about Management`s Discussion and Analysis of
Financial Condition and Results of Operations," the staff stated that
"the development of MD&A disclosure should begin with management`s identification and evaluation of what information, including the potential effects of known trends, commitments, events, and uncertainties, is important to providing investors and others an accurate understanding of the company`s current and prospective financial position and operating results." Release Nos. 33-8056; 34-
45321; FR-61.
Accordingly, the MD&A overview should include disclosure on the key points that are covered in greater detail in the MD& A section, with emphasis on the key trend and analytical points as well as on the "potential effects of known trends, commitments, events and uncertainties..." We may have further comments on your revisions.

Critical Accounting Policies, page 20
34. Please revise your disclosure herein, giving consideration to Commission Release No. 33-8350: "Interpretation- Commission Guidance
Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations," which you can find on our website at www.sec.gov/rules/interp/33-8350.htm. Specifically, please address the nature of the uncertainty surrounding your accounting policy for stock-based compensation and the impact of the assumptions and estimates that may materially impact your financial condition or operating performance. In particular, please address these factors as they relate to your issuance of warrants and stock to non-employees, which appear significant to your operations.



Results of Operations, page 21
35. We acknowledge the discussion of your product development pipeline in Item 1. However, we believe that your disclosures about historical research and development expenses and estimated future expenses related to your major research and development projects could be enhanced for investors. Please expand those disclosures by referring to the Division of Corporation Finance "Current Issues and
Rulemaking Projects Quarterly Update" under section VIII -
Industry
Specific Issues - Accounting and Disclosure by Companies Engaged in
Research and Development Activities. You can find it at the following website address:
http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.
Specifically, please disclose the costs incurred during each period presented and to date for each of your major research and development projects. If you do not maintain research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Please provide other quantitative or qualitative disclosures that indicate the amount of resources that the company utilizes for those projects.

Liquidity and Capital Resources, page 22
36. Please assess whether the milestone payments under the various arrangements discussed in your "Results of Operations" section and
Item 1 meet the criteria as purchase obligations, as well as whether you should include those milestone payments in your contractual obligations table. If, as a result of that assessment, you do not include those milestone payments in the table, please discuss herein, to the extent material, the nature of the product development events and the amount and timing of event milestone commitments that you are reasonably likely to pay. In addition, please clarify, in a footnote, the nature of the obligations included in the table, as it is unclear if the $200,000 maintenance fee payable annually to AnorMED is included in the table. Please refer to Financial Reporting Release 72, section IV.

Consolidated Financial Statements
37. Please revise your statements of operations to clearly correlate stock-based compensation expense to specific line items. For example, if your stock-based compensation expense relates to research and development or general and administrative activities, you should clearly state that on the face of the statements of operations for each period presented.

Conflicts of interest, p. 30
38. Please disclose any consulting arrangements Mr. Cerrone has that would be constitute a conflict of interest of the type you have described in this section.

Item 13. Exhibits
39. We note that some of the agreements were filed as exhibits to the
10-K. However, if any such agreements have not been filed as exhibits (such as the agreement with HPI), please file them or provide your analysis supporting your determination that each agreement is not required to be filed.
40. We note that your officers` certifications pursuant to Rule
13a-
14(a) of the Exchange Act, filed as Exhibits 31.1 and 31.2, omit point 4(b) as prescribed by Item 601(b)(31) of Regulation S-B. Please revise both or advise us as to the reason for the omission.
      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Amy Bruckner at (202) 824-5548 or Mary Mast at
(202) 942-1858 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 942-7381 or me at (202) 942-1840 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director

   cc:	Jeffrey J. Fessler
   	Sichenzia Ross Friedman Ference LLP
   	1065 Avenue of the Americas
   	21st Floor
   	New York, NY 10018






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